June 25, 1999

To: The Investors in Metric Partners Growth Suite Investors, L.P. ("GSI" or the "Partnership")

RE:      Important Information Concerning Resale Transactions for 1999

Dear Investor:

On June 25, 1999, Gemisys, the Partnership's Transfer Agent, notified the Managing General Partner that trading representing 4.95% of the outstanding Units of GSI had been reached; consequently, the processing of resale transactions has been suspended. You are hereby notified of such suspension in accordance with Section 12.3 of the GSI Partnership Agreement. This action was taken by the Managing General Partner in accordance with its fiduciary responsibility and with the advice of counsel to protect the Partnership's tax status as a limited partnership. IRS regulations provide that should 5% or more of the outstanding assignee limited partnership Units be traded in a calendar year, the Partnership could be classified as a publicly traded partnership for federal tax purposes, and could therefore be taxed as a corporation. For additional information regarding this subject, please refer to the original offering Prospectus for GSI dated April 14, 1988.

All paperwork submitted from the time of the suspension through the remainder of the 1999 calendar year will be returned to the originator. We regret this suspension, but believe such action is in the best interest of the Partnership and its investors. Gemisys will again begin processing resale transactions on January 3, 2000.

Transfers to which the above trading limit and suspension do not apply include carryover basis transactions; transfers at death; transfers between siblings, spouses, ancestors, or lineal descendants; and distributions from a qualified retirement plan. If you have questions regarding a resale or other re-registration transaction, please contact Gemisys at (800) 955-3025, or in writing to GSI c/o Gemisys, 7103 South Revere Parkway, Englewood, Colorado 80112-3936.

Should you have questions regarding this communication please contact the Investor Representative for GSI at (800) 347-6707, extension 2025, or in writing to GSI, c/o SSR Realty Advisors, One California Street, Suite 1400, San Francisco, California 94111.


Sincerely,

METRIC REALTY
as Managing General Partner of GSI